Exhibit 99.1

Unaudited Attributed Financial Information for Tracking Stock Groups

The following tables present our assets and liabilities as of March 31, 2020 and revenue and expenses for the three months ended March 31, 2020 and 2019 and cash flows for the three months ended March 31, 2020 and 2019. The tables further present our assets, liabilities, revenue, expenses and cash flows that are intended to be attributed to the Liberty SiriusXM Group, Liberty Braves Group (“Braves Group”) and the Liberty Formula One Group (“Formula One Group”), respectively. The financial information should be read in conjunction with our condensed consolidated financial statements for the three months ended March 31, 2020 included in this Quarterly Report on Form 10-Q.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Liberty SiriusXM Group, Braves Group and the Formula One Group, our tracking stock capital structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Liberty SiriusXM common stock, Liberty Braves and Liberty Formula One common stock does not affect the rights of our creditors.

SUMMARY ATTRIBUTED FINANCIAL DATA

Liberty SiriusXM Group

Summary Balance Sheet Data:

	March 31,	December 31,
	2020	2019
	amounts in millions
Cash and cash equivalents	$386	493
Investments in affiliates, accounted for using the equity method	$670	644
Intangible assets not subject to amortization	$25,665	25,665
Intangible assets subject to amortization, net	$1,555	1,603
Total assets	$31,108	31,421
Deferred revenue	$1,923	1,930
Long-term debt, including current portion	$9,071	9,245
Deferred tax liabilities	$1,947	1,890
Attributed net assets	$10,745	10,678
Noncontrolling interest	$5,532	5,628

Summary Statement of Operations Data:

	Three months ended
	March 31,
	2020	2019
	amounts in millions
Revenue	$1,952	1,744
Cost of services (1)	$(850)	(748)
Other operating expenses (1)	$(71)	(54)
Selling, general and administrative expense (1)	$(342)	(326)
Operating income (loss)	$442	307
Interest expense	$(111)	(102)
Income tax (expense) benefit	$(76)	(113)
Net earnings (loss) attributable to noncontrolling interests	$78	31
Earnings (loss) attributable to Liberty stockholders	$214	61
(1)	Includes stock-based compensation expense as follows:

	Three months ended
	March 31,
	2020	2019
	amounts in millions
Cost of services	$11	9
Other operating expenses	11	9
Selling, general and administrative expense	36	37
	$58	55

Braves Group

Summary Balance Sheet Data:

	March 31,	December 31,
	2020	2019
	amounts in millions
Cash and cash equivalents	$321	142
Property and equipment, net	$804	795
Investments in affiliates, accounted for using the equity method	$101	99
Intangible assets not subject to amortization	$323	323
Intangible assets subject to amortization, net	$33	34
Total assets	$1,715	1,593
Deferred revenue	$108	70
Long-term debt, including current portion	$694	554
Deferred tax liabilities	$49	61
Attributed net assets	$427	378

Summary Statement of Operations Data:

	Three months ended
	March 31,
	2020	2019
	amounts in millions
Revenue	$22	22
Selling, general and administrative expense (1)	$(22)	(27)
Operating income (loss)	$(44)	(49)
Share of earnings (losses) of affiliates, net	$4	2
Unrealized gains (losses) on intergroup interest	$95	(26)
Income tax (expense) benefit	$15	11
Earnings (loss) attributable to Liberty stockholders	$53	(71)
(1)	Includes stock-based compensation of $3 million and $3 million for the three months ended March 31, 2020 and 2019, respectively.

Formula One Group

Summary Balance Sheet Data:

	March 31,	December 31,
	2020	2019
	amounts in millions
Cash and cash equivalents	$1,094	587
Investments in affiliates, accounted for using the equity method	$671	882
Intangible assets not subject to amortization	$3,956	3,956
Intangible assets subject to amortization, net	$4,202	4,303
Total assets	$11,362	11,505
Long-term debt, including current portion	$5,378	5,677
Attributed net assets	$4,995	5,239

Summary Statement of Operations Data:

	Three months ended
	March 31,
	2020	2019
	amounts in millions
Revenue	$39	246
Cost of Formula 1 revenue	$(43)	(148)
Selling, general and administrative expense (1)	$(44)	(46)
Operating income (loss)	$(152)	(58)
Interest expense	$(46)	(50)
Share of earnings (losses) of affiliates, net	$(64)	(18)
Realized and unrealized gains (losses) on financial instruments, net	$15	(97)
Unrealized gains (losses) on intergroup interest	$(126)	26
Income tax (expense) benefit	$25	44
Earnings (loss) attributable to Liberty stockholders	$(343)	(148)
(1)	Includes stock-based compensation of $6 million and $7 million for the three months ended March 31, 2020 and 2019, respectively.

BALANCE SHEET INFORMATION

March 31, 2020

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Inter-Group	Consolidated
	Group	Group	Group	Eliminations	Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$386	321	1,094	—	1,801
Trade and other receivables, net	604	30	66	—	700
Other current assets	239	26	223	—	488
Total current assets	1,229	377	1,383	—	2,989
Intergroup interests (note 1)	—	—	235	(235)	—
Investments in affiliates, accounted for using the equity method (note 1)	670	101	671	—	1,442

Property and equipment, at cost	2,689	945	169	—	3,803
Accumulated depreciation	(1,359)	(141)	(58)	—	(1,558)
	1,330	804	111	—	2,245

Intangible assets not subject to amortization
Goodwill	15,803	180	3,956	—	19,939
FCC licenses	8,600	—	—	—	8,600
Other	1,262	143	—	—	1,405
	25,665	323	3,956	—	29,944
Intangible assets subject to amortization, net	1,555	33	4,202	—	5,790
Other assets	659	77	804	(32)	1,508
Total assets	$31,108	1,715	11,362	(267)	43,918

Liabilities and Equity
Current liabilities:
Intergroup payable (receivable) (note 3)	$(19)	(13)	32	—	—
Accounts payable and accrued liabilities	1,107	51	150	—	1,308
Current portion of debt	1	114	475	—	590
Deferred revenue	1,923	108	554	—	2,585
Other current liabilities	75	5	21	—	101
Total current liabilities	3,087	265	1,232	—	4,584
Long-term debt (note 1)	9,070	580	4,903	—	14,553
Deferred income tax liabilities	1,947	49	—	(32)	1,964
Redeemable intergroup interests (note 1)	62	173	—	(235)	—
Other liabilities	665	221	229	—	1,115
Total liabilities	14,831	1,288	6,364	(267)	22,216
Equity / Attributed net assets	10,745	427	4,995	—	16,167
Noncontrolling interests in equity of subsidiaries	5,532	—	3	—	5,535
Total liabilities and equity	$31,108	1,715	11,362	(267)	43,918

STATEMENT OF OPERATIONS INFORMATION

Three months ended March 31, 2020

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Revenue:
Sirius XM Holdings revenue	$1,952	—	—	1,952
Formula 1 revenue	—	—	39	39
Other revenue	—	22	—	22
Total revenue	1,952	22	39	2,013
Operating costs and expenses, including stock-based compensation (note 2):
Cost of services (exclusive of depreciation shown separately below):
Revenue share and royalties	570	—	—	570
Programming and content	118	—	—	118
Customer service and billing	118	—	—	118
Other	44	—	—	44
Cost of Formula 1 revenue	—	—	43	43
Subscriber acquisition costs	99	—	—	99
Other operating expenses	71	29	—	100
Selling, general and administrative	342	22	44	408
Depreciation and amortization	148	15	104	267
	1,510	66	191	1,767
Operating income (loss)	442	(44)	(152)	246
Other income (expense):
Interest expense	(111)	(7)	(46)	(164)
Share of earnings (losses) of affiliates, net	(2)	4	(64)	(62)
Realized and unrealized gains (losses) on financial instruments, net	(5)	(9)	15	1
Unrealized gains (losses) on intergroup interests (note 1)	31	95	(126)	—
Other, net	13	(1)	5	17
	(74)	82	(216)	(208)
Earnings (loss) before income taxes	368	38	(368)	38
Income tax (expense) benefit	(76)	15	25	(36)
Net earnings (loss)	292	53	(343)	2
Less net earnings (loss) attributable to the noncontrolling interests	78	—	—	78
Net earnings (loss) attributable to Liberty stockholders	$214	53	(343)	(76)

STATEMENT OF OPERATIONS INFORMATION

Three months ended March 31, 2019

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Revenue:
Sirius XM Holdings revenue	$1,744	—	—	1,744
Formula 1 revenue	—	—	246	246
Other revenue	—	22	—	22
Total revenue	1,744	22	246	2,012
Operating costs and expenses, including stock-based compensation (note 2):
Cost of services (exclusive of depreciation shown separately below):
Revenue share and royalties	492	—	—	492
Programming and content	106	—	—	106
Customer service and billing	113	—	—	113
Other	37	—	—	37
Cost of Formula 1 revenue	—	—	148	148
Subscriber acquisition costs	108	—	—	108
Other operating expenses	54	31	—	85
Selling, general and administrative	326	27	46	399
Acquisition and other related costs	76	—	—	76
Depreciation and amortization	125	13	110	248
	1,437	71	304	1,812
Operating income (loss)	307	(49)	(58)	200
Other income (expense):
Interest expense	(102)	(7)	(50)	(159)
Share of earnings (losses) of affiliates, net	(4)	2	(18)	(20)
Realized and unrealized gains (losses) on financial instruments, net	1	(2)	(97)	(98)
Unrealized gains (losses) on intergroup interests (note 1)	—	(26)	26	—
Other, net	3	—	5	8
	(102)	(33)	(134)	(269)
Earnings (loss) before income taxes	205	(82)	(192)	(69)
Income tax (expense) benefit	(113)	11	44	(58)
Net earnings (loss)	92	(71)	(148)	(127)
Less net earnings (loss) attributable to the noncontrolling interests	31	—	—	31
Net earnings (loss) attributable to Liberty stockholders	$61	(71)	(148)	(158)

STATEMENT OF CASH FLOWS INFORMATION

Three months ended March 31, 2020

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$292	53	(343)	2
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	148	15	104	267
Stock-based compensation	58	3	6	67
Share of (earnings) loss of affiliates, net	2	(4)	64	62
Unrealized (gains) losses on intergroup interest, net	(31)	(95)	126	—
Realized and unrealized (gains) losses on financial instruments, net	5	9	(15)	(1)
Deferred income tax expense (benefit)	67	(13)	(15)	39
Intergroup tax allocation	1	(2)	1	—
Other charges (credits), net	4	3	3	10
Changes in operating assets and liabilities
Current and other assets	72	19	(125)	(34)
Payables and other liabilities	(214)	29	330	145
Net cash provided (used) by operating activities	404	17	136	557
Cash flows from investing activities:
Investments in equity method affiliates and debt and equity securities	(81)	—	(1)	(82)
Return of investment in equity method affiliates	—	—	105	105
Cash proceeds from sale of investments	—	—	10	10
Capital expended for property and equipment, including internal-use software and website development	(62)	(24)	(2)	(88)
Other investing activities, net	(1)	—	(2)	(3)
Net cash provided (used) by investing activities	(144)	(24)	110	(58)
Cash flows from financing activities:
Borrowings of debt	204	174	475	853
Repayments of debt	(206)	(35)	(131)	(372)
Liberty SiriusXM stock repurchases	(69)	—	(69)	(138)
Subsidiary shares repurchased by subsidiary	(243)	—	—	(243)
Cash dividends paid by subsidiary	(17)	—	—	(17)
Taxes paid in lieu of shares issued for stock-based compensation	(36)	—	(2)	(38)
Other financing activities, net	(2)	(1)	(4)	(7)
Net cash provided (used) by financing activities	(369)	138	269	38
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	—	—	(8)	(8)
Net increase (decrease) in cash, cash equivalents and restricted cash	(109)	131	507	529
Cash, cash equivalents and restricted cash at beginning of period	507	212	587	1,306
Cash, cash equivalents and restricted cash at end of period	$398	343	1,094	1,835

STATEMENT OF CASH FLOWS INFORMATION

Three months ended March 31, 2019

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$92	(71)	(148)	(127)
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	125	13	110	248
Stock-based compensation	76	3	7	86
Share of (earnings) loss of affiliates, net	4	(2)	18	20
Unrealized (gains) losses on intergroup interest, net	—	26	(26)	—
Realized and unrealized (gains) losses on financial instruments, net	(1)	2	97	98
Deferred income tax expense (benefit)	109	2	(57)	54
Intergroup tax allocation	1	(14)	13	—
Other charges (credits), net	3	1	1	5
Changes in operating assets and liabilities
Current and other assets	(8)	23	(34)	(19)
Payables and other liabilities	(19)	60	243	284
Net cash provided (used) by operating activities	382	43	224	649
Cash flows from investing activities:
Investments in equity method affiliates and debt and equity securities	(4)	(5)	(2)	(11)
Cash proceeds from sale of investments	72	—	—	72
Cash (paid) received for acquisitions, net of cash acquired	313	—	—	313
Capital expended for property and equipment, including internal-use software and website development	(90)	(15)	(8)	(113)
Other investing activities, net	(3)	(4)	—	(7)
Net cash provided (used) by investing activities	288	(24)	(10)	254
Cash flows from financing activities:
Borrowings of debt	913	—	—	913
Repayments of debt	(725)	(14)	(2)	(741)
Liberty SiriusXM stock repurchases	(222)	—	—	(222)
Subsidiary shares repurchased by subsidiary	(576)	—	—	(576)
Cash dividends paid by subsidiary	(19)	—	—	(19)
Taxes paid in lieu of shares issued for stock-based compensation	(36)	—	(4)	(40)
Other financing activities, net	2	(5)	3	—
Net cash provided (used) by financing activities	(663)	(19)	(3)	(685)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	—	—	1	1
Net increase (decrease) in cash, cash equivalents and restricted cash	7	—	212	219
Cash, cash equivalents and restricted cash at beginning of period	102	190	160	452
Cash, cash equivalents and restricted cash at end of period	$109	190	372	671

Notes to Attributed Financial Information (Continued)

(unaudited)

(1)	A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the Liberty SiriusXM Group, Liberty Braves Group (the “Braves Group”) and Formula One Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Therefore, the Liberty SiriusXM Group, Braves Group and Formula One Group do not represent separate legal entities, but rather represent those businesses, assets and liabilities that have been attributed to each respective group. Holders of tracking stock have no direct claim to the group's stock or assets and therefore, do not own, by virtue of their ownership of a Liberty tracking stock, any equity or voting interest in a company, such as Sirius XM Holdings Inc. (“Sirius XM Holdings”), Formula 1 or Live Nation Entertainment, Inc. (“Live Nation”), in which Liberty holds an interest and that is attributed to a Liberty tracking stock group, such as the Liberty SiriusXM Group or the Formula One Group. Holders of tracking stock are also not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

The Liberty SiriusXM Group is comprised of our consolidated subsidiary, Sirius XM Holdings, corporate cash, Liberty’s 2.125% Exchangeable Senior Debentures due 2048, Liberty’s 2.75% Exchangeable Senior Debentures due 2049 and its margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty. The Formula One Group holds an intergroup interest in the Liberty SiriusXM Group as of March 31, 2020. As of March 31, 2020, the Liberty SiriusXM Group has cash and cash equivalents of approximately $386 million, which includes $40 million of subsidiary cash.

The Braves Group is comprised of our consolidated subsidiary, Braves Holdings, LLC (“Braves Holdings”), which indirectly owns the Atlanta Braves Major League Baseball Club (“ANLBC”) and certain assets and liabilities associated with ANLBC’s stadium and mixed use development project (the “Development Project”) and cash. As of March 31, 2020, the Braves Group has cash and cash equivalents of approximately $321 million, which includes $241 million of subsidiary cash.

The Formula One Group is comprised of all of the businesses, assets and liabilities of Liberty other than those specifically attributed to the Liberty SiriusXM Group or the Braves Group, including Liberty’s interests in Formula 1 and Live Nation Entertainment, Inc. (“Live Nation”), a minority equity investment in AT&T Inc., cash, intergroup interests in the Liberty Sirius XM Group and the Braves Group, Liberty’s 1.375% Cash Convertible Notes due 2023 and related financial instruments, Liberty’s 1% Cash Convertible Notes due 2023, Liberty’s 2.25% Exchangeable Senior Debentures due 2046 and Liberty’s 2.25% Exchangeable Senior Debentures due 2048. As of March 31, 2020, the Formula One Group has cash and cash equivalents of approximately $1,094 million, which includes $1,011 million of cash held by Formula 1.

The number of notional shares representing the intergroup interest in the Braves Group held by the Formula One Group is 9,084,940, representing a 15.1% intergroup interest as of March 31, 2020. The number of notional shares representing the intergroup interest in the Liberty SiriusXM Group held by the Formula One Group is 1,945,491, representing a 0.6% intergroup interest at March 31, 2020. The intergroup interests represent quasi-equity interests which are not represented by outstanding shares of common stock; rather, the Formula One Group has attributed interests in the Braves Group and the Liberty SiriusXM Group which are generally stated in terms of a number of shares of Liberty Braves common stock and Liberty SiriusXM common stock, respectively, issuable to the Formula One Group with respect to its interests in the Braves Group and Liberty SiriusXM Group, respectively. Each reporting period, the notional shares representing the intergroup interests are marked to fair value. The changes in fair value are recorded in the Unrealized gain (loss) on intergroup interests line item in the unaudited attributed condensed consolidated statements of operations. The Formula One Group’s intergroup interests are reflected in the Investment in intergroup interests line item, and the Braves Group and Liberty SiriusXM Group liabilities for the intergroup interests are reflected in the Redeemable intergroup interests line item in the unaudited attributed condensed consolidated balance sheets. Both accounts are presented as noncurrent, as there are currently no plans for the settlement of the intergroup interests. Appropriate eliminating entries are recorded in the Company’s condensed consolidated financial statements.

Notes to Attributed Financial Information (Continued)

(unaudited)

As the notional shares underlying the intergroup interests are not represented by outstanding shares of common stock, such shares have not been officially designated Series A, B or C Liberty Braves common stock and Series A, B or C Liberty SiriusXM common stock, respectively. However, Liberty has assumed that the notional shares (if and when issued) would be comprised of Series C Liberty Braves common stock and Series C Liberty Sirius XM Group, respectively, in order to not dilute voting percentages. Therefore, the market prices of Series C Liberty Braves common stock and Series C Liberty Sirius XM common stock are used for the quarterly mark-to-market adjustments through the unaudited attributed condensed consolidated statements of operations.

The intergroup interests will remain outstanding until the redemption of the outstanding interests, at the discretion of the Company’s Board of Directors, through transfer of securities, cash and/or other assets from the Braves Group or Liberty Sirius XM Group, respectively, to the Formula One Group.

On April 22, 2020, the Company’s board of directors approved the immediate reattribution of certain assets and liabilities between the Formula One Group and the Liberty SiriusXM Group (collectively, the “reattribution”).

The assets reattributed from the Formula One Group to the Liberty SiriusXM Group, valued at $2.8 billion, consisted of:

●	Liberty’s entire Live Nation stake, consisting of approximately 69.6 million shares of Live Nation common stock;
●	a newly-created Formula One Group intergroup interest, consisting of approximately 5.3 million notional shares of Liberty Formula One common stock, to cover exposure under Liberty’s 1.375% cash convertible senior notes due 2023 (the “Convertible Notes”);
●	a Convertible Note call spread;
●	the entire Liberty SiriusXM Group intergroup interest, consisting of approximately 1.9 million notional shares of Liberty SiriusXM common stock, thereby eliminating the Liberty SiriusXM Group intergroup interest; and
●	a portion, consisting of approximately 2.3 million notional shares of Liberty Braves common stock, of the Formula One Group’s intergroup interest in the Braves Group, to cover exposure under the Convertible Notes.

The reattributed liabilities, valued at $1.3 billion, consisted of:

●	the Convertible Notes;
●	Liberty’s 2.25% exchangeable senior debentures due 2048; and
●	Liberty’s margin loan secured by shares of Live Nation (“Live Nation Margin Loan”).

Similarly, $1.5 billion of net asset value has been reattributed from the Liberty SiriusXM Group to the Formula   One Group, comprised of:

●	a call spread between the Formula One Group and the Liberty SiriusXM Group with respect to 34.8 million of the Live Nation shares being reattributed to the Liberty SiriusXM Group; and
●	a net cash payment of $1.4 billion from the Liberty SiriusXM Group to the Formula One Group, to be funded by a combination of (x) cash on hand, (y) an additional $400 million drawn from the Company’s existing margin loan secured by shares of common stock of Sirius XM Holdings, resulting in an aggregate outstanding balance of $750 million, and (z) the creation of an intergroup loan obligation from the Liberty SiriusXM Group to the Formula One Group in the principal amount of $750 million, plus interest thereon, which may be prepaid at any time without penalty and to be repaid, in whole or in part, with the proceeds from the rights offering described below (the “Intergroup Loan”).

The reattribution will be reflected in the Company’s financial statements in the second quarter on a prospective basis.

In addition, on April 22, 2020, the Company’s board of directors authorized management of the Company to cause subscription rights (the “Series C Liberty SiriusXM Rights”) to purchase shares of Series C Liberty

Notes to Attributed Financial Information (Continued)

(unaudited)

SiriusXM common stock, par value $0.01 per share (“LSXMK”), in a rights offering (the “rights offering”) to be distributed to holders of Series A Liberty SiriusXM common stock, par value $0.01 per share, Series B Liberty SiriusXM common stock, par value $0.01 per share, and LSXMK. The aggregate intended size of the rights offering is $750 million, and each subscription right will entitle the holder to acquire shares of LSXMK at a price equal to a 20% discount to the volume weighted average price of LSXMK over a three consecutive trading day period to be determined following the release of earnings by Sirius XM Holdings. The purpose of the rights offering is to raise capital to repay the Intergroup Loan.  The rights offering will be made pursuant to a registration statement and prospectus related to the rights offering to be filed by the Company with the Securities and Exchange Commission.

The record date for the distribution of the Series C Liberty SiriusXM Rights is 5:00 p.m., New York City time, on May 13, 2020. It is expected that the ex-dividend date will be May 18, 2020. It is expected that the proposed rights offering will commence on May 18, 2020, and expire on June 2, 2020, subject to extension.

The proposed rights offering is subject to certain conditions, and Liberty reserves the right to terminate the rights offering at any time and for any reason, including following the distribution of the Series C Liberty SiriusXM Rights.

For information relating to investments in affiliates accounted for using the equity method and debt, see notes 7 and 9, respectively, of the accompanying condensed consolidated financial statements.

(2)	Cash compensation expense for our corporate employees is allocated among the Liberty SiriusXM Group, Braves Group and the Formula One Group based on the estimated percentage of time spent providing services for each group. On an annual basis estimated time spent is determined through an interview process and a review of personnel duties unless transactions significantly change the composition of companies and investments in either respective group which would require a timelier reevaluation of estimated time spent. Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. Following the Recapitalization, stock compensation related to each tracking stock is calculated based on actual awards outstanding.

While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(3)	The intergroup balance at March 31, 2020 and December 31, 2019 is primarily a result of timing of tax benefits.
(4)	The Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock have voting and conversion rights under our restated charter. Following is a summary of those rights. Holders of Series A common stock of each group are entitled to one vote per share, and holders of Series B common stock of each group are entitled to ten votes per share. Holders of Series C common stock of each group are entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote. In general, holders of Series A and Series B common stock vote as a single class. In certain limited circumstances, the board may elect to seek the approval of the holders of only Series A and Series B Liberty SiriusXM common stock, only Series A and Series B Liberty Braves common stock, or only Series A and Series B Liberty Formula One common stock.

At the option of the holder, each share of Series B common stock of each group will be convertible into one share of Series A common stock of the same group. At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to another other group.